UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No._1)*

Heliogen, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

42329W 105

(CUSIP Number)

December 30, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 42329W 105

1	Name of reporting person: Idealab Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) X
3	SEC use only
4	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	5	Sole voting power -0-
	6	Shared voting power 15,341,231
	7	Sole dispositive power -0-
	8	Shared dispositive power 15,341,231
9	Aggregate amount beneficially owned by each reporting person 15,341,231
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 8.1%
12	Type of reporting person OO

CUSIP No. 42329W 105

1	Name of reporting person: Idealab
2	Check the appropriate box if a member of a group (a) ☐ (b) X
3	SEC use only
4	Citizenship or place of organization California, U.S.A.
Number of shares beneficially owned by each reporting person with	5	Sole voting power -0-
	6	Shared voting power 15,341,231
	7	Sole dispositive power -0-
	8	Shared dispositive power 15,341,231
9	Aggregate amount beneficially owned by each reporting person 15,341,231
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 8.1%
12	Type of reporting person HC, CO

1	Name of reporting person: Renee LaBran
2	Check the appropriate box if a member of a group (a) ☐ (b) X
3	SEC use only
4	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	5	Sole voting power -0-
	6	Shared voting power 15,341,231
	7	Sole dispositive power -0-
	8	Shared dispositive power 15,341,231
9	Aggregate amount beneficially owned by each reporting person 15,341,231
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 8.1%
12	Type of reporting person IN, HC

Item 1(a).

Name of Issuer:

Heliogen, Inc.

This Amendment No. 1 to Schedule 13G (“Schedule”) amends the Schedule 13G initially filed by Idealab Holdings, LLC (“Idealab Holdings”) on March 10, 2022 to add Idealab, a California corporation (“Idealab”), as a filing person. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab in its capacity as Managing Member of Idealab Holdings, by action of Idealab’s Board of Directors, delegated Idealab’s power to manage and control the business and affairs of Idealab Holdings related to Idealab Holdings’ interest in Heliogen, including all voting and dispositive power with respect to the reported securities, to Renee LaBran, a director of Idealab.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 130 W Union St. Pasadena, CA 91103

Item 2(a).	Name of Persons Filing: This Amendment No. 1 to Schedule 13G is being filed by Idealab Holdings, LLC, Idealab and Renee LaBran (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence: 130 W Union St. Pasadena, CA 91103

Item 2(c).	Citizenship: Idealab Holdings, LLC is a Delaware limited liability company Idealab is a California corporation Renee LaBran is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number: 42329W 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G). (check the box)

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned: The reporting persons may be deemed to shares voting and dispositive power with respect to 15,341,231 shares of Common Stock of the Issuer

	(b)	Percent of class: 8.1% (based on 189,127,092 shares outstanding as of May 16, 2022 as reported in the Issuer’s Post-Effective Amendment No. 2 to Form S-1 filed on May 27, 2022)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

0

	(ii)	Shared power to vote or to direct the vote: 15,341,231 shares of Common Stock of the Issuer

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 15,341,231 shares of Common Stock of the Issuer

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 2, 2022

Idealab Holdings, LLC

By its managing member, Idealab, a California corporation

	By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: Chief Executive Officer

Idealab, a California corporation

	By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: Chief Executive Officer

	By:	/s/ Renee LaBran
Name: Renee LaBran